FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 03 May 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc

Result of General Meeting

GlaxoSmithKline plc ('GSK') announces that at its General Meeting today, the sole resolution was passed by shareholders. The full text of the resolution is contained in the Circular to Shareholders and Notice of General Meeting which is available on the GSK website at www.gsk.com.

GSK General Meeting Poll Results

The following table shows the total number of votes cast for the resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	To approve the buyout of Novartis' interest in GlaxoSmithKline Consumer Healthcare Holdings Limited for the purposes of Chapter 11 of the Listing Rules of the Financial Conduct Authority	3,886,722,476	99.96	1,682,767	0.04	3,888,405,243	21,712,896

Notes:

*	Includes discretionary votes.
**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

The above poll results will shortly be available on the company's website at www.gsk.com. In accordance with Listing Rule 9.6.2, a copy of the resolution will be submitted to the UK Listing Authority and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

The following table provides further relevant information:

General Meeting
Issued share capital (excluding Treasury Shares)	4,959,302,644
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	78.84%
Total shareholder population	112,326
Total number of proxies lodged	7,976
% of shareholders who lodged proxies	7.10%
Number of shareholders, corporate representatives and proxies who attended the General Meeting.	415

V A Whyte
Company Secretary
3 May 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 03, 2018

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc